Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 28, 2018

Relating to Preliminary Prospectus Supplement dated February 28, 2018 to Prospectus dated March 31, 2017

Registration Nos. 333-217081 and 333-217081-01

REGENCY CENTERS, L.P.

4.125% Notes Due 2028

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	4.125% Notes Due 2028 (the “Notes”)

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Principal Amount:	$300,000,000

Coupon (Interest Rate):	4.125% per annum

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018

Interest Record Dates:	The immediately preceding March 1 and September 1

Maturity:	March 15, 2028

Denominations:	$2,000 x $1,000 in excess thereof

Price to Public:	99.837% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	February 28, 2018

Settlement Date:	T+7; March 9, 2018

Net Proceeds:	$297,561,000 (after deducting underwriting discount and before expenses associated with the transaction).

Optional Redemption Provision:	In full or in part at any time, prior to December 15, 2027 (“Par Call Date”), make whole call based on U.S Treasury plus 20 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Benchmark Treasury:	2.750% due February 15, 2028

Spread to Benchmark Treasury:	T+127 bps

Benchmark Treasury Price / Yield:	98-29+ / 2.875%

Re-Offer Yield:	4.145%

CUSIP / ISIN:	75884RAX1 / US75884RAX17

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:

PNC Capital Markets LLC

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

BB&T Capital Markets, a division of
BB&T Securities, LLC

BMO Capital Markets Corp.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Comerica Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the notes will be made to investors on or about March 9, 2018 which will be the seventh business day following the date of this pricing term sheet (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer underwriters participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com or by calling Wells Fargo Securities, LLC at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.